Consent of Independent Registered Public Accounting Firm
The Board of Directors
MoneyGram International, Inc.:
We consent to the incorporation by reference in the registration statements No. 333‑204934, No. 333‑190257, No. 333‑176567, No. 333-159709, No. 333‑125122, and No. 333‑116976 on Form S-8 of MoneyGram International, Inc. of our reports dated March 16, 2018, with respect to the consolidated balance sheets of MoneyGram International, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ deficit for the years ended December 31, 2017 and 2016, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

Dallas, Texas
March 16, 2018